                       SECURITIES AND EXCHANGE COMMISSION,

                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             STERLING COMMERCE, INC.
                       (Name of Subject Company (Issuer))

                                SBC SILVER, INC.
                             SBC COMMUNICATIONS INC.
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    859205106
                      (CUSIP Number of Class of Securities)

                                 JUDITH M. SAHM
                             SBC COMMUNICATIONS INC.
                  175 E. HOUSTON, SAN ANTONIO, TEXAS 78205-2233
                            TELEPHONE: (210) 821-4105
                           FACSIMILE: (210) 351-3521
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

    HOWARD CHATZINOFF, ESQ.                        WAYNE A. WIRTZ
  WEIL, GOTSHAL & MANGES LLP                   SBC COMMUNICATIONS INC.
      767 FIFTH AVENUE                             175 E. HOUSTON
NEW YORK, NEW YORK 10153-0119               SAN ANTONIO, TEXAS 78205-2233
  TELEPHONE: (212) 310-8000                    TELEPHONE: (210) 821-4105
  FACSIMILE: (212) 310-8007                    FACSIMILE: (210) 351-3467


                            CALCULATION OF FILING FEE
================================================================================
    Transaction Valuation*                        Amount of Filing Fee
    ----------------------                        --------------------
        $3,542,746,244                                  $708,549
--------------------------------------------------------------------------------

================================================================================

* For purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, of Sterling Commerce, Inc. (the "Common Stock"), including the related preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares") at a price of $44.25 per Share, without interest. As of February 22, 2000, there were 80,062,062 shares issued and outstanding. Based on the foregoing, the transaction value is equal to the product of 80,062,062 shares and $44.25 per share. Such number does not render any shares issuable upon exercise of outstanding Company Stock Options. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     None              Filing Party:    Not Applicable
Form or Registration No.:   Not Applicable    Date Filed:      Not Applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]  third-party tender offer subject to Rule 14d-1.
         [ ]  issuer tender offer subject to Rule 13e-4.
         [ ]  going-private transaction subject to Rule 13e-3.
         [ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         (Continued on following pages)
                              (Page 1 of 8 pages)

                                   SCHEDULE TO

              This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by SBC Silver, Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of SBC Communications Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Sterling Commerce, Inc., a Delaware corporation (the "Company"), and the related rights to purchase shares of the Series A Junior Participating Preferred Stock of the Company (the "Rights and, together with the Common Stock, the "Shares"), issued pursuant to the Rights Agreement, dated as of December 18, 1996, by and between the Company and The First National Bank of Boston, as Rights Agent, at a price of $44.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 25, 2000 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) The name of the subject company is Sterling Commerce, Inc., a Delaware corporation. The Company's principal executive offices are located at 300 Crescent Court, Suite 1200, Dallas, Texas 75201 and its phone number is (214) 981-1100.

(b) The information set forth in the Offer to Purchase under "Introduction," Section 1 ("Terms of the Offer; Expiration Date") and
         Section 6 ("Price Range of Shares") is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase in Section 6 ("Price Range of Shares") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a),(b),(c) This Statement is being filed by Purchaser and Parent. The information set forth in the Offer to Purchase under "Introduction," in Section 9 ("Certain Information Concerning Purchaser and Parent") and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)(1)(i-viii,xii), The information set forth in the Offer to Purchase under "Introduction," Section 1 ("Terms of the Offer; Expiration Date"), Section 2 ("Acceptance for Payment and Payment"), Section 3 ("Procedures for Accepting the Offer and Tendering Shares"), Section 4 ("Withdrawal Rights"), Section 5 ("Certain Federal Income Tax Consequences"), Section 11 ("Purpose of the Offer; Plans for the Company"), Section 14 ("Certain Conditions of the Offer") and
Section 15 ("Certain Legal Matters; Required Regulatory Approvals") is incorporated herein by reference.

(a)(1)(ix)               Not applicable.

(a)(1)(x)                Not applicable.

(a)(1)(xi)               Not applicable.

(a)(2)(i -iv, vii)       Not applicable.

(a)(2)(v)                Not applicable.

(a)(2)(vi)               Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) No transactions, other than those described in paragraph (b), have occurred during the past two years between the filing person and the Company or any of its affiliates that are not natural persons.

(b) The information set forth in the Offer to Purchase under "Introduction," Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; Plans for the Company") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Purchase under "Introduction," Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; Plans for the Company") is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under "Introduction," Section 7 ("Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Exchange Act Registration; Margin Regulations"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer; Plans for the Company") and Section 13 ("Dividends and Distributions") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offer to Purchase under Section 12 ("Source and Amount of Funds") is incorporated herein by reference.

(b)      Not applicable.

(c)      Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)(b) The information set forth in the Offer to Purchase under "Introduction",
Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; Plans for the Company") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase under "Introduction" and Section 16 ("Certain Fees and Expenses") is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a)(b) Because the consideration offered consists solely of cash, the offer is not subject to any financing condition, Parent is a public reporting company under Section 13(a) or 15(d) of the Exchange Act of 1934, as amended, and files reports electronically with the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system and the Offer is for all outstanding Shares, Purchaser believes the financial condition of Parent, Purchaser and their affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

ITEM 11.      ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Purchase under "Introduction," Section 1 ("Terms of the Offer; Expiration
              Date") Section 11 ("Purpose of the Offer; Plans for the Company") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits
              (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference

ITEM 12.      EXHIBITS.

(a)(1)(A)     Offer to Purchase, dated February 25, 2000.

(a)(1)(B)     Letter of Transmittal.

(a)(1)(C)     Notice of Guaranteed Delivery.

(a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G) Press release issued by Parent and Purchaser, dated February 25, 2000, announcing the commencement of the Offer.

(a)(1)(H) Summary Advertisement, dated February 25, 2000, appearing in the Wall Street Journal.

(b)           Not applicable.

(d)(1) Agreement and Plan of Merger, dated as of February 18, 2000, by and among Parent, Purchaser and the Company.

(d)(2) Stockholder's Agreement, dated as of February 18, 2000, by and among Parent, Purchaser and the holders of Shares parties thereto.

(d)(3) Confidentiality Agreement, dated November 19, 1999, by and between Parent and the Company.

(g)           Not applicable.

(h)           Not applicable.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of February 25, 2000 that the information set forth in this statement is true, complete and correct.



                                   SBC SILVER, INC.


                                   By: /s/ James S. Kahan
                                      ------------------------------------------
                                   Name:  James S. Kahan
                                   Title: Vice President


                                   SBC COMMUNICATIONS INC.


                                   By: /s/ James S. Kahan
                                      ------------------------------------------
                                   Name:  James S. Kahan
                                   Title: Senior Executive Vice President --
                                          Corporate Development

EXHIBIT INDEX

EXHIBIT NO.        DESCRIPTION
(a)(1)(A)          Offer to Purchase, dated February 25, 2000.

(a)(1)(B)          Letter of Transmittal.

(a)(1)(C)          Notice of Guaranteed Delivery.

(a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)          Form of letter to Brokers, Dealers, Commercial Banks, Trust
                   Companies and Nominees.


(a)(1)(F)          Guidelines for Certification of Taxpayer Identification
                   Number on Substitute Form W-9.

(a)(1)(G)          Press release issued by Parent and Purchaser, dated
                   February 25, 2000, announcing the commencement of the Offer.

(a)(1)(H) Summary Advertisement, dated February 25, 2000, appearing in the Wall Street Journal.

(d)(1) Agreement and Plan of Merger, dated as of February 18, 2000, by and among Parent, Purchaser and the Company.

(d)(2) Stockholder's Agreement, dated as of February 18, 2000, by and among Parent, Purchaser and the holders of Shares parties thereto.

(d)(3) Confidentiality Agreement, dated November 19, 1999, by and between Parent and the Company.